UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CPFL ENERGIA

CPFE3 NOVO MERCADO BOVESPA BRASIL

CPL LISTED NYSE

3Q07

CPFL Energia - 3Q07 Highlights and Results

CPFL Energia's performance - 3 years since IPO

Net Revenue:
R$ 2,404 million (3Q07)
R$ 2,076 million (3Q06)
+15.8%

EBITDA:
R$ 880 million (3Q07)
R$ 729 million (3Q06)
+20.8%

Not excluding non-recurring effect:
R$ 792 million (3Q06)
+11.2%

Net Income:
R$ 428 million (3Q07)
R$ 330 million (3Q06)
+29.8%

Not excluding non-recurring effects:
R$ 447 million (3Q06)
-4.1%

Net Income 9M07
R$ 1,271 million

- 9.3% increase in concession area sales[1]
- Shares included in Morgan Stanley's MSCI indexes
- CPFL Energia's debenture issue of R$ 450 million
- CPFL Piratininga's periodic tariff revision index of -10.11% in Oct, 2007
- Acquisition of CERFRA's assets, adding 1.1 thousand clients to the Group's customer basis
- Sale of Foz do Chapecó HPP's non-contracted energy (11%) in the A-5 auction at R$ 131.49/MWh's price
- RGE's minority shareholders migration announcement, with potential 440 shareholder's addition

1) 4.0% excluding the acquisition of Santa Cruz and CMS Energy Brasil

CPFL Energia – Corporate Structure



VBC
29.2%
PREVI
31.1%
Sistel
PETROS
12.7%
Free-Float
27.1%
CPFL ENERGIA
DISTRIBUTION
100%
CPFL PAULISTA
100%
CPFL PIRATININGA
99.76%
RGE
99.99%
CPFL SANTA CRUZ
93.20% CPFL Leste Paulista
90.15% CPFL Jaguari
87.80% CPFL Sul Paulista
89.75% CPFL Mococa
CPFL JAGUARIÚNA
100%
COMMERCIALIZATION
100%
CPFL BRASIL
100% CPFL Planalto
89.81% CPFL Serviços
GENERATION
100%
CPFL GERAÇÃO
100% CPFL Sul
65% Ceran
25.01% Baesa
48.72% Enercan
51% Foz do Chapecó
6.93% Lajeado HPP

Concession Area Sales ▲ **9.3%**

Excluding Santa Cruz and CMS`s acquisition effects 4.0%

Captive Market 7.2% ▲				TUSD
9.9% ▲ Residential	7.3% ▲ Commercial	2.7% ▲ Industrial	10.9% ▲ Others	16.1% ▲

Free Market Sales ▲ 5.9%

Total Energy Sales ▲ 6.9%

Concession Area Sales (GWh)


TUSD
CAPTIVE
9.3%
10,655
2,489
8,166
11,642
2,891
8,751
3Q06
3Q07

Free Market Sales (GWh)[1]


5.9%
2,322
2,460
3Q06
3Q07

Total Energy Sales[1] (GWh)


6.9%
10,488
11,211
3Q06
3Q07

Note: Excludes intercompany transactions (consolidation accounting basis), CCEE and generation sales (except to the Free Market)

Net Revenue – R$ million


2,076
369
28
(69)
2,404
15.8%
Net Revenue 3Q06
Energy Sales Revenue
TUSD Revenue
ICMS and other deductions[1]
Net Revenue 3Q07

- 15.8% Net Revenue increase (R$ 328 million)
  - (+) 12.3% Energy Sales Revenue increase (R$ 369 million)
    - (+) Captive Market Sales increase: 7.2%
      - (+) Addition of CPFL Jaguariúna (R$ 102 million) and CPFL Santa Cruz (R$ 65 million)
    - (+) Annual adjustment tariff : CPFL Paulista (Apr/07: 7.06%), CPFL Piratininga (Oct/06: 10.79%) and RGE (Apr/07: 6.05%)
    - (+) 5.9% Free Market Sales increase
  - (+) 15.7% TUSD Revenue increase (R$ 28 million)
  - (–) 6.2% ICMS tax and other deductions[1] increase (R$ 69 million)

1) Include other revenues and deductions from revenues

EBITDA - R$ million


792
(63)
729
328
(129)
(38)
(10)
880
20.8%
EBITDA 3Q06
Non-recurring effect 3Q06*
EBITDA 3Q06 without non-recurring effect
Net Revenue
Energy Cost
Operating costs and expenses¹
Non-Operating Result and Others²
EBITDA 3Q07

- 20.8 % EBITDA increase (R$ 151 million)
  - (+) 15.8% Net Revenue increase (R$ 328 million)
  - (–) 11.6% Energy Cost increase (R$ 129 million)
    - (–) Addition of CPFL Jaguariúna (R$ 31 million) and CPFL Santa Cruz (R$ 25 million)
  - (–) 16.0% Operating Costs and Expenses[1] increase (R$ 38 million)
    - (–) Addition of CPFL Jaguariúna (R$ 18 million), CPFL Santa Cruz (R$ 10 million) and Campos Novos HPP (R$ 7 million)
  - (–) Non-operating Result and Others[2] (R$ 10 million)

***3Q06 non-recurrig effect:**
Sale of stake in Comgás

1) Includes personnel, material, third-party services and others
2) Excluding 3Q06 non-recurring effect . Includes minority stake

Net Income – R$ million


9M07: 1,271
447
(117)
330
151
(11)
(50)
8
428
29.8%
Net Income 3Q06
Non-recurring effect 3Q06*
Net Income 3Q06 without non-recurring effect
EBITDA
Financial Results[1]
IR/CSSL and Others[2]
Extraordinary Item
Net Income 3Q07

- 29.8% Net Income increase (R$ 98 million)
  - (+) 20.8% EBITDA increase (R$ 151 million)
  - (–) 9.7% Financial Results[1] increase (R$ 11 million)
    - (–) 5.0% Financial Revenues decrease (R$ 5 million)
    - (–) 2.6% Financial Expenses increase (R$ 6 million)
  - (–) Income Tax, Social Contribution and Others[2] increase (R$ 50 million)
  - (+) Finish Extraordinary Item amortization (R$ 8 million)

***3Q06 non-recurrig effects:**
- Sale of stake in Comgás
- Favorable decision related to PIS/COFINS in CPFL Paulista and CPFL Piratininga

*Total R$ 117 million – net of fiscal effect R$ 117 million
1) Excluding 3Q06 non-recurring effects
2) Include pension fund, depreciation and amortization. Values of income taxes exclude 3Q06 non-recurring effects

CPFL Energia reports consistent growth in EBITDA and Net Income

EBITDA – last twelve months - R$ million



25.2%
2,593
2,530
2,789
3,004
3,159
3,247
3Q06
4Q06
1Q07
2Q07
3Q07

EBITDA Breakdown 3Q07



G
16%
D
73%
C
11%

Net Income – last twelve months - R$ million



12.3%
1,439
1,404
1,571
1,634
1,616
3Q06
4Q06
1Q07
2Q07
3Q07

Net Income Breakdown 3Q07



G
14%
D
74%
C
12%

Not excluding non-recurring effects

Note: Calculation of stake (%) excludes intercompany transactions

36.6% EBITDA Margin and 17.8% Net Income Margin in 3Q07

EBITDA Margin Performance



Considering non-recurring effects
Excluding non-recurring effects
EBITDA Margin
EBITDA[1]
28.6%
27.4%
31.3%
30.6%
40.4%
36.7%
36.6%
36.6%
2,120
2,789
869
814
880
2005
2006
1Q07
2Q07
3Q07

Net Income Margin Performance



Net Income Margin
Net Income[1]
14.0%
13.2%
15.8%
14.4%
22.0%
17.7%
17.3%
16.6%
17.8%
1,021
1,404
473
369
428
2005
2006
1Q07
2Q07
3Q07

1) Not excluding non-recurring effects

Capital Market Performance

Share Performance[1] – 3Q07


BOVESPA
11.2%
IBOV
IEE
-3.2%
CPFE3
-3.6%
NYSE
3.6%
DJ
16.7%
DJ Br 20
0.8%
CPL

Share Performance[1] – 9M07


BOVESPA
36.0%
IBOV
23.0%
IEE
30.8%
CPFE3
NYSE
11.5%
DJ
48.7%
DJ Br 20
56.8%
CPL

Daily Average Volume – R$ thousands


25%
30,355
19,444
10,911
1Q07
32,009
19,057
12,951
2Q07
37,947
23,065
14,883
3Q07
BOVESPA
NYSE

Inclusion in the MSCI indexes in Sep/07:

- MSCI ACWI (All Country World Index)
- MSCI Emerging Markets
- MSCI Latin America
- MSCI Brazil (MSCI Global Value Indices)

US$ 4 trillion Investment Funds indexed to the MSCI 's indexes in the world

1) Share prices adjusted for dividends – until Sep 28, 2007 (ON = R$ 35.55 and ADR = US$ 58.23)

CPFL ENERGIA

Adjusted Net Debt - R$ million


(5,781)
(6,540)
(759)
390
712
(5,438)
Total Financial Debt 3Q07[1]
Pension Fund
Cash & Cash Equiv.
Regulatory Asset
Adjusted Net Debt 3Q07

Adjusted net debt / EBITDA[2] - R$ billion


6.28
4.39
3.78
3.70
4.42
4.11
4.92
5.44
4.92x
2.85x
2.25x
1.74x
1.57x
1.37x
1.55x
1.67x
2002
2003
2004
2005
2006
1Q07
2Q07
3Q07
Adjusted Net Debt
Net Debt / EBITDA

1) Includes derivative and excludes judicial deposit of R$ 364 million
2) EBITDA last 12 months

Debt Breakdown

Sep/06


US$
6%
TJLP
31%
CDI
26%
IGP
37%

Sep/07


US$
4%
TJLP
28%
CDI
51%
IGP
17%

Capital structure[1]:


Debt
52%
Equity
48%

Nominal cost of debt

CDI 3Q07: 12.2%


26.9%
19.8%
17.7%
13.9%
13.4%
12.0%
11.7%
11.9%
2002
2003
2004
2005
2006
1Q07
2Q07
3Q07

1) Adjusted net debt + stakeholders' equity


CPFL
citi

CPFL ENERGIA

STANDARD & POOR'S

- Issuer Rating brAA-
- Issuer Rating brA+

Issue Characteristics	
Offering Total Value	R$ 450 million
Issuing Date	September 3rd, 2007
Term	Equal three payments in Sep/2012, Sep/2013 and Sep/2014
Cost	CDI + 0.45% per year
Yield Payment	Half-yearly
Objective	Extension of the debt from acquisition of CMS Energy Brasil

Incorporation of CPFL Serra by RGE and Nova 4 by CPFL Santa Cruz

Incorporation of CPFL Serra by RGE[1]



Old Corporate Structure
100%
99.76%

Nominal Tax Shield: R$ 265 million

Incorporation of Nova 4 by CPFL Santa Cruz[2]



Current Corporate Structure
100%
Nova 4 Participações Ltda.
99.99%

Nominal Tax Shield: R$ 37 million

1) Approved by ANEEL Dispatch 669 - March 14th, 2007
2) Approved by ANEEL Dispatch 1066 - October 1st, 2007
3) Extraordinary Shareholders' Meeting in September 18th, 2007 – retroactive to June 30th, 2007

CPFL ENERGIA

Incorporation of CPFL Serra by RGE and Nova 4 by CPFL Santa Cruz

Incorporation of CPFL Serra by RGE[1]	Incorporation of Nova 4 by CPFL Santa Cruz[2]
Current Corporate Structure July 1st, 2007[3]	Planned New Corporate Structure Preview: Nov/2007
CPFL Energia → 100% → RGE	CPFL Energia → 99.99% → CPFL Santa Cruz
Nominal Tax Shield: R$ 265 million	**Nominal Tax Shield: R$ 37 million**

Main Benefits:

- **Rationalization of the CPFL Energia's current corporate structure**
- **Optimization of administrative costs and legal obligations**
- **Tax shield of goodwill**

1) Approved by ANEEL Dispatch 669 - March 14th, 2007
2) Approved by ANEEL Dispatch 1066 - October 1st, 2007
3) Extraordinary Shareholders' Meeting in September 18th, 2007 – retroactive to June 30th, 2007

ANEEL approves provisional Periodic Tariff Revision index of -10.11% for CPFL Piratininga

- As of October 23rd, 2007, CPFL Piratininga had the following Periodic Tariff Revision's indexes related to the 2nd cycle:

	R$ million	
	Public Hearing	Final Oct/23rd/07
Verified Revenue	2,121	2,137
Required Net Revenue	1,871	1,903
Parcel A	1,422	1,424
Parcel B	462	492
Other Revenues	-13	-13
Financial Components	16	16
Xe Factor	0.83%	0.73%

Tariff Revision Index **-10.94%**

Tariff Revision Index with financial components **-10.11%**

Tariff Revision indexes are provisional, given that important components of the process are still being defined, such as the asset-evaluation price table and the reference company

CPFL Energia - 3Q07 Highlights and Results

CPFL Energia's performance - 3 years since IPO

CPFL ENERGIA

Since the IPO, appreciation and substancial increase in liquidity

Share Performance – Bovespa[1]
IPO – Sep/07


160.3%
160.3%
160.8%
IBOVESPA
ISE
CPFE3

Share Performance – NYSE[1]
IPO – Set/07


37.1%
246.7%
308.7%
Dow Jones
DJ Br 20
CPL

Market Cap – R$ billion[2]


119%
7.8
17.1
IPO
2005
2006
Sep/07

Daily Average Volume – R$ thousands


376%
7,027
3,521
3,506
17,270
9,141
8,128
33,478
20,541
12,936
2005
2006
9M07
BOVESPA
NYSE

1) Closing price adjusted for dividends
2) Closing price not adjusted for dividends

CPFL Energia has increased substantially its relative share in Bovespa's trading volume and number of trades

CPFL Energia – Daily Average Volume and Numbers of trades



Daily Average Volume CPFE3 (R$ million)
Daily Number of Trades CPFE3
551%
112
73
70
78
162
208
280
377
520
678
679
842
4.8
3.5
3.2
3.2
4.2
6.8
7.7
9.8
12.4
19.4
19.1
23.1
IPO¹
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

CPFL Energia x BOVESPA



CPFE3's participation in Bovespa's Average Traded Volume (%)
CPFE3's participation in Bovespa's Average Number of Trades (%)
0.43
0.40
0.25
0.22
0.28
0.23
0.24
0.23
0.43
0.27
0.45
0.33
0.55
0.35
0.85
0.58
0.99
0.54
0.99
0.65
0.92
0.54
1.60
0.53
IPO¹
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07

1) 4Q04: Simple daily average

CPFL ENERGIA

In 3 years since the IPO, CPFL Energia has consolidated its participation in the capital market

Listed on the main indexes

IPO	2005/2006	2007
igc	ISE Índice de Sustentabilidade Empresarial; IEE; IBrX Índice Brasil; itag	MSCI Indexes; Ibovespa; IBrX50

Transparency and capital market proximity

- 31 APIMEC meetings – 12 per year
- 22 thousand retail investors[1]
- 33 conferences – 17 national and 16 international

562 one-on-one meetings...almost 1 meeting per business day



Sell Side Coverage	2004	2005	2006/2007
nº of institutions	7	14	23

Events since the IPO

1) Above 10 shares

Market Recognition

Institutional Investor Research Group	• 1st place in Corporate Governance - Latin America Electric Utilities - 2004 • 2nd place in Investor Relations - Latin America Electric Utilities – Sell Side – 2004 • 2nd place in Investor Relations - Latin America Electric Utilities – Buy Side – 2004
ABAMEC	• Best Publicly-traded Company – 2004
EUROMONEY	• CPFL Energia – Deal of the Year in Latin America – 2004 – Equity Category
apimec	• Quality Award – Best 2005 Presentation
Expo Money	• Expomoney 2006 Award – Respect to Individual Investor • Special Mention Expo Money Circuit 2006
ABERJE	• ABERJE São Paulo 2006 Award Investor Relations
AGÊNCIA ESTADO	• 8th Best Company to invest in – 2006
9º PRÊMIO ABRASCA RELATÓRIO ANUAL	• 9th ABRASCA Award – Annual Report 2007 Edition – 5th place
IR magazine AWARDS 2005	• Honorable Mention – Best Investor Relations in IPO
IR magazine AWARDS 2006	• Best Investor Relations Performance by a CEO/CFO • Honorable Mention – Best Corporate Governance
IR magazine AWARDS 2007	• Honorable Mention – Best Corporate Governance • Best Conference Call • Best Investor Relations Program (large-cap)

Selo Assiduidade APIMEC-SP · Selo Assiduidade APIMEC-SUL · Selo Assiduidade APIMEC-RIO · Selo Assiduidade APIMEC-DF · Selo Assiduidade APIMEC-MG

The good share's performance reflects a clearly defined business strategy, focused on appreciation, liquidity and safety



Differentiated Corporate Governance
Synergic Growth
Operational Efficiency
Financial Discipline
Sustainability and Corporate Responsability
IPO's Rationale
Solid distribution business
• high-growth area
• industry consolidation
Success in the commercialization business
High growth in the generation business
High Level of Corporate Governance

CPFL ENERGIA

Strong growth in distribution: organic and by acquisitions



DISTRIBUTION

IPO (Sep/2004) – Distribution: 3 companies

CPFL PAULISTA

CPFL PIRATININGA

RGE (67.07%)

Operations in SP and RS States

Sep/2007 – Distribution: 8 companies

- May, 06 – Acquisition of 32.69% stake of RGE
- Oct, 06 – Acquisition of Cia. Luz e Força Santa Cruz
- Apr, 07 – Acquisition of CMS Energy Brasil
  - Companhia Paulista de Energia Elétrica
  - Companhia Jaguari de Energia
  - Companhia Sul Paulista de Energia
  - Companhia Luz e Força de Mococa
- Aug, 07 – Acquisition of CERFRA's assets

Operations in SP, RS, PR and MG States

	IPO – Sep/04[1]	Organic Growth	Growth by acquisition	Sep/07	Var %
Municipalities (#)	523	------------	45	568	8.6%
Distribution Network (km)	165,827[2]	15,332	14,196	196,075	18.2%
Costumers (thousand)	5,411	459	350	6,220	14.5%
Concession Area Sales 9M (GWh)	27,122[3]	4,282	2,866	34,270	26.4%
Market Share	12.2%	0.8%	0.8%	13.8%	1.6 p.p.

1) Considers 100% of RGE, except for Concession Area Sales
2) Data basis: Jun, 2004
3) Considers 67.07% of RGE.
Note: Concession Areas Sales (TUSD + captive market).



- Acquisition of electrical assets
  - Price: R$ 4.2 million
  - Distribution Network: 446 km

- Distribution
  - Distributed energy ≅ 5.9 GWh/year
  - New Clients: 1.1 thousand

The main benefits from the acquisition are revenue increase and CPFL's regulatory asset basis expansion


Franca
MG
HP
PR

Delinquency[1] (p.p)


3Q06
3Q07
-0.2 p.p.
1.4%
1.2%
CPFL Paulista
-0.1 p.p.
1.3%
1.2%
CPFL Piratininga
-0.4 p.p.
3.9%
3.5%
RGE
+0.1 p.p.
1.0%
1.1%
CPFL Santa Cruz

Main initiatives to reduce delinquency levels:

- ☑ Wide-ranging renegotiation with hospitals and government
- ☑ Intensification of collection procedures with clients, including legal counsel

1) Bills overdue for more than 30 days - % of billing

Construction, repowering and acquisition of power plants in line with the generation growth strategy

GENERATION

	SPP's	HPP's	Installed Capacity MW	Assured Energy MWmedium
IPO – Sep/04	**19**	**01**	**812[1]**	**434[1]**
13 SPP's acquisition			27	9
7% stake Lajeado HPP acquisition			63	37
11% stake Foz do Chapecó HPP acquisition			------	------
3 HPP's construction			686	318
1 SPP repowering			1	2
Sep/07	**32**	**05**	**1,588**	**798**
Chibarro and Capão Preto SPP repowering in 4Q07			0	3
Castro Alves HPP start-up in 1Q08			85	42
14 de Julho HPP start-up in 3Q08			65	33
Foz do Chapecó HPP start-up in 3Q10			436	220
2010 (e)	**33**	**08**	**2,174**	**1,082[2]**
			▲149%	▲168%

Serra da mesa



Castro Alves



1) Includes TPP Carioba
2) Considers assured energy adjustments according to ANEEL decree 303/2004

Castro Alves HPP



Power House



Aerial view of the dam area


SERVICE BRIDGE
DAM

	Total	CPFL's stake (65%)
Installed capacity	130.0 MW	**84.5 MW**
Assured Energy	64.0 MWmedium	**41.6 MWmedium**
Project Beginning	2004	
Commercial Start-up	1Q08	
Current Status	- 96% of civil work completed - 99% of equipment delivered - 67% of electromechanical assembly concluded	

Estimated Group's revenue increase by R$ 47 million/year

Current view of the project


Works in the spillway area
Works in the power house



Future view of the project

	Total	CPFL's stake (51%)
Installed Capacity	855.0 MW	**436.1 MW**
Assured Energy	432.0 MWmedium	**220.3 MWmedium**
Project Beginning	2006	
Commercial Start-up	3Q10	
Current Status	- 20 % of civil work completed - 13% of equipment delivered	

100% Contracted Energy:

- **CPFL Energia's stake**
  - ☑ 172.8 MWmedium already contracted with the Group (approx. 100% NV)
  - ☑ 47.5 MWmedium (11% acquired in Aug/06) sold in ANEEL's Oct 16th Auction (R$ 131.49/MWh)
- **Other Partners**
  - ☑ 211.7 MWmedium sold in ANEEL's Oct 16th Auction (R$ 131.49/MWh)





	Capão Preto SPP		Chibarro SPP	
	Before Repowering	After Repowering	Before Repowering	After Repowering
Assured Energy	1.0 MWmedium	**2.28 MWmedium**	0.7 MWmedium	**1.69 MWmedium**
Revenue Increase/year (e)	R$ 1.8 million		R$ 1.4 million	
Commercial Start-up	4Q07		4Q07	

Carbon credits commercialization pioneering

- Approved Projects:

	CPFL Centrais Elétricas	Monte Claro HPP
Potential sales until 2012 (tonnes of CO_2 equivalent)	112 thousand	850 thousand[2]
Approved by Interministerial Commission for Global Climate Change[1]	May 29th, 2006	Sep 22th, 2006
Average Acquisition Price (€/Tonne)	13.11	10.00
CDM – Clean Development Mechanism Approval	Oct/06	Apr/07
Estimated Revenue	€ 1.4 million	€ 8.5 million

- Ongoing projects:
  - Castro Alves HPP
  - 14 de Julho HPP
  - Campos Novos HPP

First Brazilian Electric Company to trade carbon credits from hidroelectric power generation

Potential carbon credits generated by ongoing projects until 2012 may exceed € 61 million's revenue[3]

1) Federal body related to the Ministry of Science and Technology – MCT, responsible for the analysis of Clean Development Mechanism projects
2) Estimated values based on PDD (considering assured energy)
3) Excludes Foz do Chapecó HPP - considering average price of € 10/tonne)

Expansion and consolidation of commercialization business

CPFL BRASIL



Commercial Expertise

- Competitive operations in the free market
- Value Added Services's sales

Number of clients in the free market		Market-Share (%)		Free Market Sales (Gwh)[1]		VAS's Revenue (R$ million)	
117%		4 p.p.		198%		267%	
42	91	19	23	2,210	6,576	5	20
IPO - Sep/04	3Q07	IPO - Sep/04	3Q07	9M04	9M07	9M04	9M07

1) Excludes CCEE and intercompany transactions

Differentiated Corporate Governance: Commitment with the best practices

- Main points:
  - Shares listed on the Bovespa`s Novo Mercado and ADR Level III – NYSE
  - Dividend policy of minimum 50% semi-annually
  - Financial Statements in accordance with USGAAP and BRGAAP
  - Annual Report in compliance with GRI
  - Ethics Code aligned with Sarbanes Oxley Law`s recommendations
  - Board of Directors: 7 members with 1 Independent Director
  - Committees supporting the Board: Process Management, Human Resources and Related-Parties Committees

- Free Float evolution


Withdrawal of Bradespar from the controlling group
Last IFC tranche and CPFL Paulista and CPFL Piratininga`s minorities migration
First IFC tranche and CPFL-G`s minorities migration
After green shoe and share swap between VBC Energia and BNDES
27.1%
27.1%
17.8%
16.0%
15.7%
13.6%
Free Float exceeds 25%, in compliance with the Novo Mercado`s requirement
IPO
Dec/04
Jun/05
Dec/05
Dec/06
Sep/07

Differentiated Corporate Governance: CPFL Management as part of the Succession Plan

- Started in July, 2007
  - Participation of 159 executives
  - 21,200 hours of training through December, 2007
- Plan structure
  - Identification of key competencies
  - Identification of development's gaps
  - Identification of potential successors
  - Executives's development
- Expected results
  - Higher index of potential successors
  - Higher index of management efficiency
  - Maximization of key competencies

CPFL Management
Alavancando competências para o futuro

IBMEC SÃO PAULO

The Trend School

Kienbaum

careerpartners

ICI Integrated Coaching Institute

Initiative aligned with CPFL Energia's Differentiated Corporate Governance, providing more transparency and safety to the shareholders

CPFL recognized for its high level of sustainability and corporate responsibility

CPFL Energia is among "The Best Companies to Work For" for the 6th year in sucession

- CPFL Energia was above the average of the 150 companies with the best grades
- CPFL scored 78.5, versus the average of 76.8

CPFL Energia was awarded in Aberje Award for "Audiovisual Media Management"

- The "Espaço Cultural CPFL – new scope and potential" was recognized as the best project among the participants in the states of SP, PR, SC and RS.

CPFL ENERGIA

Recycled paper to print electricity bills

- 6.2 million bills per month[1]
- Saving natural resources
  - Each bill produced results in 10 to 50 times reduction in water used
  - Each 6.2 million bills printed on recycled paper saves 644 trees
- Revenue generation for the recyclable`s sector



Project aligned with sustainability commitment in all stages of the energy distribution supply process

1) Expected volume through 2008

CPFL ENERGIA

Investor Relations
Phone: 55 19 3756 6083
e-mail: ri@cpfl.com.br
Website: www.cpfl.com.br/rii

3Q07